Exhibit 11.0

COMPUTATION OF EARNING PER SHARE

(In Thousands, except for per share data)

	Three months ended September 30, 2015	Nine months ended September 30, 2015
Income available to common stockholders	$2,028	$5,352

Weighted average common shares outstanding	8,436	8,419

Basic earnings per share	$0.24	$0.64

Income for diluted earnings per share	$2,028	$5,352

Total weighted average common shares and equivalents outstanding for diluted computation (1)	8,453	8,441

Diluted earnings per share	$0.24	$0.63

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(1) All related to outstanding stock options.